UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

March 15, 2021

Date of Report (Date of earliest event reported)

Newborn Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-39230	n/a
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Room 801, Building C SOHO Square, No. 88 Zhongshan East 2nd Road, Huangpu District Shanghai, China	200002
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +86 155 0219 5891

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	NBAC	The Nasdaq Stock Market LLC
Warrants	NBACW	The Nasdaq Stock Market LLC
Units	NBACU	The Nasdaq Stock Market LLC
Rights	NBACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

IMPORTANT NOTICES

Important Notice Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the pending transactions among Newborn Acquisition Corp. (“Newborn”), NB Merger Corp., a Delaware corporation and wholly-owned subsidiary of Parent (the “Purchaser”), Nuvve Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (the “Merger Sub”), Nuvve Corporation, a Delaware corporation (“Nuvve”), and Ted Smith, an individual, as the representative of the stockholders of Nuvve and the transactions contemplated thereby, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Newborn or Nuvve following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Newborn, or other conditions to closing in the merger agreement; (iv) the risk that the proposed business combination disrupts Nuvve’s current plans and operations as a result of the announcement of the transactions; (v) Nuvve’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Nuvve to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) risks related to the rollout of Nuvve’s business and the timing of expected business milestones; (viii) Nuvve’s dependence on widespread acceptance and adoption of electric vehicles and increased installation of charging stations; (ix) Nuvve’s ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, its financial record keeping system, and Nuvve’s accounting staffing levels; (x) Nuvve’s current dependence on sales of charging stations for most of its revenues; (xi) overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of electric vehicles or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; (xii) potential adverse effects on Nuvve’s revenue and gross margins if customers increasingly claim clean energy credits and, as a result, they are no longer available to be claimed by Nuvve; (xiii) the effects of competition on Nuvve’s future business; (xiv) risks related to Nuvve’s dependence on its intellectual property and the risk that Nuvve’s technology could have undetected defects or errors; (xv) changes in applicable laws or regulations; (xvi) the COVID-19 pandemic and its effect directly on Nuvve and the economy generally; (xvii) risks related to disruption of management time from ongoing business operations due to the proposed business combination; (xviii) risks relating to privacy and data protection laws, privacy or data breaches, or the loss of data; and (xix) the possibility that Nuvve may be adversely affected by other economic, business, and/or competitive factors. A further list and description of risks and uncertainties can be found in Newborn’s initial public offering prospectus dated February 13, 2020, in Newborn’s quarterly reports on Form 10-Q filed with the SEC subsequent thereto and in the Registration Statement on Form S-4 and proxy statement filed with the SEC by the Purchaser in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Newborn, Purchaser, Merger Sub, Nuvve, and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the transaction described herein, Newborn and Purchaser have filed and will file relevant materials with the Securities and Exchange Commission (the “SEC”), including the Registration Statement on Form S-4 and a proxy statement. The proxy statement and a proxy card have been mailed to stockholders as of February 10, 2021 for voting at the stockholders’ meeting relating to the proposed transactions. Stockholders are also able to obtain a copy of the Registration Statement on Form S-4 and proxy statement without charge from Newborn. The Registration Statement on Form S-4 and proxy statement may also be obtained without charge at the SEC’s website at www.sec.gov or by writing to Newborn at Room 801, Building C, SOHO Square, No. 88, Zhongshan East 2nd Road, Huangpu District, Shanghai, China, 200002. INVESTORS AND SECURITY HOLDERS OF NEWBORN ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT NEWBORN WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEWBORN, NUVVE AND THE TRANSACTIONS.

Participants in Solicitation

Newborn, Purchaser, Merger Sub, Nuvve, certain shareholders of Nuvve, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Newborn common stock in respect of the proposed transaction. Information about Newborn’s directors and executive officers and their ownership of Newborn’s common stock is set forth in Newborn’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC. Other information regarding the interests of the participants in the proxy solicitation is included in the proxy statement/prospectus pertaining to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Item 8.01. Other Events

Newborn Acquisition Corp., a Cayman Islands exempted company (the “Company”), is filing this Current Report on Form 8-K to correct the time in Eastern Time for the previously announced Extraordinary General Meeting (the “Meeting”).

On or about February 17, 2021, the Company mailed to its shareholders of record as of the close of business on February 10, 2021, a definitive proxy statement/prospectus dated February 16, 2021 in connection with the proposed business combination with Nuvve Corporation.

Due to the change in daylight savings time Eastern Time in the United States, it results in change in time in Eastern Time from 7:00 p.m. to 8:00 p.m. on Tuesday, March 16, 2021 and remains unchanged at 8:00 a.m., Hong Kong Time, on Wednesday, March 17, 2021.

Therefore, the Meeting will be held at 8:00 a.m., Hong Kong Time, on Wednesday, March 17, 2021 and 8:00 p.m., Eastern Time, on March 16, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 15, 2021

NEWBORN ACQUISITION CORP.

By:	/s/ Wenhui Xiong
Name:	Wenhui Xiong
Title:	Chief Executive Officer